Exhibit 12.1

Regency Energy Partners LP

Ratio of Earnings to Fixed Charges

(in thousands, except for ratio amounts)

(Unaudited)

	Regency Energy Partners LP					Regency LLC Predecessor
	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005	Period from Acquisition (December 1, 2004) to December 31, 2004	Period from January 1, 2004 to November 30, 2004
Earnings:
Pre-tax income (loss) from continuing operations	$101,062	$(12,600)	$(7,244)	$(11,592)	$1,474	$20,137
Add:
Interest expense	63,243	52,016	37,182	17,880	1,335	5,097
Portion of rent under long-term operating leases representative of an interest factor	677	477	574	477	43	468
Amortization of capitalized interest	279	186	131	—	—	—
Distributed income from investees accounted for under equity method	—	—	—	—	—	280
Less:
Equity income	—	(43)	(532)	(312)	(56)	—

Total earnings available for fixed charges	$165,261	$40,036	$30,111	$6,453	$2,796	$25,982

Fixed Charges:
Interest expense	63,243	52,016	37,182	17,880	1,335	5,097
Portion of rent under long-term operating leases representative of an interest factor	677	477	574	477	43	468
Capitalized interest	2,409	1,754	511	2,613	—	—

Total fixed charges	$66,329	$54,247	$38,267	$20,970	$1,378	$5,565

Ratio of earnings to fixed charges (x times)(1)	2.49	—	—	—	2.03	4.67
(1) Earnings were insufficient to cover fixed charges by:	$—	$14,211	$8,156	$14,517	$—	$—